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SEC
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NOV 28 2018

Washington DC
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18010115

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-17 (MM/DD/YY) AND ENDING 09-30-18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.M. Kohn & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10151 Carver Rd., Suite 100
(No. and Street)

Cincinnati	OH	45242
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank J. Panzeca — (513) 241-3111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark Schaefer Hackett & Co.
(Name – *if individual, state last, first, middle name*)

One East Fourth St., Suite 1200	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

2018 NOV 29 AM 8:24
SEC / TM
RECEIVED

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Larry M. Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.M. Kohn & Company, as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO Larry M. Kohn

Title

Notary Public

NOTARIAL SEAL
STATE OF OHIO
CARA L KIMMERLY
NOTARY PUBLIC OHIO
MY COMMISSION EXPIRES 09-23-23

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L. M. KOHN & COMPANY

Financial Statements

September 30, 2018

L. M. KOHN & COMPANY

REPORT CONTENTS

September 30, 2018

****

****

CLARK SCHAEFER HACKETT
CPAs & ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212 | cshco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
L.M. Kohn & Company
Cincinnati, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of L.M. Kohn & Company (an S corporation) as of September 30, 2018, the related statements of income, shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of L.M. Kohn & Company as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of L.M. Kohn & Company's management. Our responsibility is to express an opinion on L.M. Kohn & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to L.M. Kohn & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II and III on pages 11 to 12 has been subjected to audit procedures performed in conjunction with the audit of L.M. Kohn & Company's financial statements. The supplemental information is the responsibility of L.M. Kohn & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as L.M. Kohn & Company's auditor since 2014.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
November 26, 2018

L.M. KOHN & COMPANY

STATEMENT OF FINANCIAL CONDITION

At September 30, 2018

ASSETS	
Cash and Cash Equivalents	$ 3,094,011
Deposits with Clearing Organizations	35,007
Receivables –	
Clearing Organizations and Broker-Dealers	514,789
Advisory Customers	89,155
Registered Representatives	98,448
Total Receivables	702,392
Marketable Securities Owned, at Fair Value	154,440
Federal Tax Deposit	223,053
Prepaid Expenses	4,297
Property and Equipment – Net	11,587
Other Assets	8,618
TOTAL ASSETS	4,233,405
LIABILITIES AND SHAREHOLDERS' EQUITY	
LIABILITIES	
Commissions Payable	390,173
Other Liabilities	169,788
TOTAL LIABILITIES	559,961
SHAREHOLDERS' EQUITY	
Common Stock; No Par Value, 100 Shares Authorized, Issued and Outstanding	5,000
Contributed Capital	3,000
Retained Earnings	3,665,444
TOTAL SHAREHOLDERS' EQUITY	3,673,444
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,233,405

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

STATEMENT OF INCOME

For the Year Ended September 30, 2018

REVENUE	
Management and Advisory Income	$ 9,776,665
12b-1 Fees and Asset Based Income	6,040,463
Commission Income	4,271,641
Other Revenue	966,838
Interest Income	16,986
Unrealized Gain on Marketable Securities Owned	14,814
TOTAL REVENUE	21,087,407
EXPENSES	
Commissions	13,628,877
Employee Compensation and Benefits	2,376,431
Selling, General and Administrative Expenses	1,894,703
TOTAL EXPENSES	17,900,011
NET INCOME	3,187,396

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

STATEMENT OF SHAREHOLDERS' EQUITY

For the Year Ended September 30, 2018

	Common Stock	Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance – October 1, 2017	$ 5,000	$ 3,000	$ 2,561,222	$ 116,826	$ 2,686,048
Prior Period Adjustment (see Note 1)	-	-	116,826	(116,826)	-
Net Income	-	-	3,187,396	-	3,187,396
Distributions to Shareholders	-	-	(2,200,000)	-	(2,200,000)
Balance – September 30, 2018	5,000	3,000	3,665,444	-	3,673,444

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 3,187,396
Adjustments to Reconcile Net Income to Net Cash Flows from Operating Activities:	
Increase in Unrealized Gain on Marketable Securities Owned	(14,814)
Depreciation and Amortization Expense	11,464
Bad Debt Expense	34,891
Changes in Assets and Liabilities:	
Decrease in Receivables	94,238
(Increase) in Other Assets	(15,893)
(Decrease) in Commissions Payable	(103,918)
Increase in Other Liabilities	79,537
NET CASH FLOWS FROM OPERATING ACTIVITIES	3,272,901
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to Shareholders	(2,200,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	1,072,901
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,021,110
CASH AND CASH EQUIVALENTS AT END OF YEAR	3,094,011

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

L.M. Kohn & Company (the "Company") is a fully-disclosed introducing broker-dealer, located in Cincinnati, Ohio. By acting as a securities broker-dealer for independent registered investment representatives, the Company's primary source of revenue is derived from investment advisory fees, servicing fees, and commissions. The Company also derives revenues from providing private portfolio management and brokerage services to individuals and institutional investors in a variety of industries. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

CORRECTION OF AN ERROR –
The Company is recognized as a broker-dealer and is required to recognize unrealized gains and losses as part of ordinary income. Past practice was to include unrealized gains and losses as other comprehensive income. Accordingly, accumulated other comprehensive income and beginning retained earnings have been adjusted to reflect this change by $116,826 as reported in the Statement of Stockholders' Equity. Current year net income includes the unrealized gain on marketable securities owned which totaled $14,814. Prior year net income resulted in an unrealized gain which totaled $18,054.

ACCOUNTING ESTIMATES –
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION –
The Company records revenues and expenses from its clearing firm (commissions and brokerage expenses) directly related to security transactions on a settlement date basis, which approximates trade date basis. Revenue received for mutual funds, variable annuities, 12b-1 and asset-based sales and insurance are all done on a trade date basis. Advisory fees are received monthly or quarterly and are recognized as earned.

CASH AND CASH EQUIVALENTS –
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

DEPOSITS WITH CLEARING ORGANIZATIONS –
The Company is required to maintain a deposit with each of its clearing organizations, which allows the company to serve as an "introducing broker" into the clearing organizations system. These amounts are not able to be withdrawn from the clearing organizations and, therefore, have been restricted.

RECEIVABLES –
Receivables from clearing organizations are stated at the amount billed and represent uncollateralized obligations due under normal trade terms requiring payment within 30 days. Receivables from broker-dealer services are stated at amounts billed directly from investment companies and represent amounts due to the Company within 30 days. Certain advances are made periodically to registered representatives that are non-interest bearing. Management determined that an advance made to a former representative was not collectable and therefore wrote off the amount due of $34,891. This amount was recorded under Commissions in the Expenses section of the Statement of Income. Management reviews the accounts receivable and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary at September 30, 2018.

MARKETABLE SECURITIES OWNED –
Accounting guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three broad input levels are as follows:

> Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the reporting date;
>
> Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly; and
>
> Level 3 – inputs that are unobservable for the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Marketable securities consist entirely of NASDAQ common shares and are valued using quoted market prices and, therefore, categorized as Level 1 fair value instrument. The change in fair value related to the securities owned in the current year has been included in the Statement of Income.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

PROPERTY AND EQUIPMENT –
Furniture and equipment are stated at cost and are depreciated over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements are stated at cost and are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization are provided on the straight-line method.

COMMISSIONS PAYABLE –
Commissions payable represent amounts due to independent sales representatives. Amounts owed to the independent sales representatives have been calculated by the Company based on the terms agreed to between the Company and the independent sales representative and are generally payable within 30 days.

INCOME TAXES –
The Company has elected to be taxed in accordance with Subchapter S of the Internal Revenue Code (IRC) and applicable state law. As such, the Company is not generally liable for federal or state income taxes on its taxable income. Accordingly, no provision for income taxes is included in the accompanying financial statements. The Company maintains a tax deposit with the Internal Revenue Service to retain its fiscal year of September 30.

RECENT ACCOUNTING PRONOUNCEMENTS –
On May 28, 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers.* The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts with customers. This standard will be effective for the fiscal year ending September 30, 2019. The company does not expect the adoption to have a material impact on the financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases.* The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for the fiscal year ending September 30, 2020. The Company is currently in the process of evaluating the impact of adoption of this ASU on the financial statements.

L.M. KOHN & COMPANY

NOTES TO FINANCIAL STATEMENTS

At September 30, 2018

NOTE 2 – PROPERTY AND EQUIPMENT

Fixed assets consist of the following at September 30, 2018:

Furniture and Fixtures	$ 78,298
Equipment	67,672
Leasehold Improvements	11,450
Total	157,420
Accumulated Depreciation and Amortization	(145,833)
Property and Equipment – Net	11,587

Depreciation and amortization expense totaled $11,464 for this fiscal year ended September 30, 2018.

NOTE 3 – LEASES

The Company has entered into a non-cancellable operating lease agreement for office space. The initial lease term expired in 2018 and contains two five-year renewal options. The first renewal was exercised in 2018. Rental expense under this agreement totaled $139,625 for the year ended September 30, 2018. The Company leases other storage on a month to month basis.

Future minimum rental payments under non-cancellable leases as of September 30, 2018 are as follows:

2019	$ 97,094
2020	107,891
2021	116,164
2022	119,312
2023	80,964
Total	521,425

NOTE 4 – SUBORDINATED BORROWINGS

The Company had no liabilities subordinated to the claim of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claim of general creditors is presented in these financial statements.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum net capital requirement is the greater of $50,000 or 6 2/3% of its aggregate indebtedness. At September 30, 2018, the Company had net capital as computed under Rule 15c3-1, of $3,121,166, which was $3,071,166 in excess of the minimum net capital requirement. The Company had aggregate indebtedness of $559,961 as of September 30, 2018, and the ratio of aggregate indebtedness to net capital, as defined, was .18 to 1.

NOTE 6 – RETIREMENT PLAN

The Company maintains a Simple IRA plan and provides 100% matching on employee contributions up to 3% of the employee's salary. The Company made matching contributions of $49,257 in the year ended September 30, 2018.

NOTE 7 – EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for customers or owe money or securities to them. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, claims exemption from the requirements of Rule 15c3-3.

NOTE 8 – FINANCIAL INSTRUMENTS, CONCENTRATIONS, AND RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables, and marketable securities owned. The Company places its cash investments with high-credit-quality financial institutions located in Cincinnati, Ohio. In addition, the Company maintains cash accounts with the clearing organizations. Management does not believe significant concentrations of credit risk exists with respect to these financial instruments.

Marketable securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain marketable securities, it is at least reasonably possible that changes in the values of marketable securities will occur in the near term and that such changes could materially affect the amounts reported within the financial statements.

NOTE 8 – FINANCIAL INSTRUMENTS, CONCENTRATIONS, AND RISK – (Continued)

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

NOTE 9 – CONTINGENCIES

The Company is subject to various litigation and regulatory matters. It is the opinion of management that the outcome of these proceedings typically have no material adverse effect on the financial position of the Company.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to September 30, 2018 and through November 26, 2018 the date the financial statements were available to be issued, for purposes of recognition and disclosure in the financial statements.

L.M. KOHN & COMPANY
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
At September 30, 2018

NET CAPITAL	
Total Shareholders' Equity	$ 3,673,444
Deduct – Shareholders' Equity not Allowable for Net Capital	-
Total Shareholders' Equity Qualified for Net Capital	3,673,444
Liabilities Subordinated to Claims of General Creditors	
Allowable in Computation of Net Capital	-
Other (Deductions) or Allowable Credits	-
Total Capital and Allowable Subordinated Liabilities	3,673,444
Deductions and/or Charges –	
Non-Allowable Assets:	
Receivables Greater than 30 Days	254
Other Receivables	76,106
Advisory Fees and 12B-1 Receivables above Net Payables	47,895
Receivables from Registered Representatives	98,448
Federal Tax Deposit	223,053
Property and Equipment, Net	11,587
Prepaid Expenses and Other Assets	12,915
Net Capital before Haircuts on Securities Positions	3,203,186
Haircuts on Securities [Computed, where Applicable, Pursuant to Rule 15c301(f)]	
Trading and Investment Securities:	
Money Market Investments	58,854
NASDAQ Stock	23,166
Undue Concentrations	-
NET CAPITAL	3,121,166
AGGREGATE INDEBTEDNESS	
Items Included in Statement of Financial Condition:	
Commissions Payable	390,173
Other Liabilities	169,788
Total	559,961
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Greater of 6 2/3 % of Aggregate Indebtedness or $50,000:	
6 2/3% of Aggregate Indebtedness	37,331
Minimum Dollar Net Capital Requirement	50,000
Excess Net Capital	3,071,166
Excess Net Capital at 120% of Minimum Net Capital	3,061,166
Ratio of Aggregate Indebtedness to Net Capital	.18 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of form X-17A-5 at September 30, 2018.

L.M. KOHN & COMPANY

SCHEDULES II and III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

At September 30, 2018

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession of Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

CLARK SCHAEFER HACKETT
CPAs & Advisors

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212 | cshco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
L.M. Kohn & Company
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) L.M. Kohn & Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which L.M. Kohn & Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) L.M. Kohn & Company stated that L.M. Kohn & Company met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. L.M. Kohn & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about L.M. Kohn & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Sufficient documentation of the transmittal of seven checks received by L.M. Kohn & Company from its customers during the most recent fiscal year was not maintained to allow us to determine whether L.M. Kohn & Company promptly transmitted those funds.

Because of the significance of the matter described above, we are not able to express any form of assurance on L.M. Kohn & Company's assertions.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
November 26, 2018

L.M. KOHN & COMPANY

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

L.M. Kohn & Company the "Company" is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii). The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year except as described below.

Due to overnight carrier limitations on pickup and drop-box receipt notifications, the Company was unable to show that one client application and corresponding check were promptly remitted to the carrier by 12:00 p.m. the following business day. Additionally, the Company was unable to show that six client applications and their corresponding checks were promptly remitted to the U.S. Postal Service by 12:00 p.m. the following business day. The Company also failed to document why it was necessary to hold four client applications and corresponding checks for one business day after receipt, thus failing to promptly remit the following business day by 12:00 p.m.

L.M. Kohn & Company

I, Larry M. Kohn, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

____

Chief Executive Officer

November 26, 2018